Goodwin Procter LLP Counselors at Law Three Embarcadero Center 24th Floor San Francisco, CA 94111 T: 415.733.6000 F: 415.677.9041

October 26, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Pamela A. Long, Assistant Director

Re:	MyoKardia, Inc. Pre-effective Amendment No. 2 to Registration Statement on Form S-1

Filed October 19, 2015

File No. 333-207151

Ladies and Gentlemen:

This letter is being submitted on behalf of MyoKardia, Inc. (the “Company”) in response to comments contained in the letter dated October 26, 2015 (the “Letter”) from Pamela A. Long, Assistant Director of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Tassos Gianakakos, President and Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) that was filed on October 19, 2015.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. Copies of this letter and its attachments will also be provided to Ameen Hamady, Terence S. O’Brien, and Edward M. Kelly of the Commission.

Dilution, page 53

1.	We note your disclosure on page 53 related to the amount of the total consideration allocated between the existing stockholders and new investors. Please provide us your calculation supporting the $169.9 million total consideration and resulting $94.9 million that is attributed to the existing shareholders.

RESPONSE: We have received total gross cash consideration from existing stockholders of $94.9 million as a result of sales of shares of common stock and Series A, A-1 and B redeemable convertible preferred stock, as detailed in the table below. We have estimated that the cash proceeds from investors in our initial public offering from the sale of 4,687,500 shares of common stock at the estimated mid-point of the range set forth on the cover of the preliminary prospectus dated October 23, 2015, of $16.00 per share will result in $75.0 million gross proceeds in the IPO. The total consideration from existing stockholders and new investors will result in a total of $169.9 million.

United States Securities and Exchange Commission

October 26, 2015

We have received total gross cash consideration from our existing stockholders as follows:

Class of Stock	Shares Issuable Upon Conversion at IPO	Weighted Average Price Per Share	Total Gross Cash Received (in thousands)
Common stock	3,798,722	$0.17	$629
Series A redeemable convertible stock	10,408,162	$3.68	$38,250
Series A-1 redeemable convertible stock	1,814,059	$5.51	$10,000
Series B redeemable convertible stock	4,644,526	$9.90	$46,000

Total	20,665,469	$4.59	$94,879

If you require additional information, please telephone the undersigned at (415) 733-6071.

Sincerely,

/s/ Maggie Wong

Maggie Wong

cc:	Pamela A. Long (U.S. Securities and Exchange Commission)

Ameen Hamady (U.S. Securities and Exchange Commission)

Terence S. O’Brien (U.S. Securities and Exchange Commission)

Edward M. Kelly (U.S. Securities and Exchange Commission)

Tassos Gianakakos (MyoKardia, Inc.)

Mitchell S. Bloom, Esq. (Goodwin Procter LLP)

Brian J. Cuneo, Esq. (Latham & Watkins LLP)

B. Shayne Kennedy, Esq. (Latham & Watkins LLP)

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